IMC Expands into German Market through Execution of Two Binding Sales Commitments

  First step in a long-term strategy to develop a network of distribution partners in order to maximize brand awareness among physicians, pharmacists and patients in Germany

  IMC's distribution subsidiary in Germany will deliver a total of 360kg of medical cannabis to two distributors in Germany beginning in June 2020

  All medical cannabis sold to these distributors under the IMC brand

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldeslo, Germany - May 7, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that its German subsidiary, Adjupharm GmbH ("Adjupharm"), has obtained definitive purchase commitments for 360kg of medical cannabis over the next twelve months with two distributors in Germany (the "Purchase Commitments"). Adjupharm is fully licensed for the import, export and distribution of medical cannabis products in Germany.

Oren Shuster, Chief Executive Officer of IMC commented, "Over the past year, we have taken the steps required to enter the German market and scale quickly, backed by a 10-year track record of successful operations in Israel. Germany is the third largest medical cannabis market in the world and continues to present a large opportunity for focused operators like IMC. The commitments obtained today are a significant achievement in the roll-out of IMC's strategy in Germany and they are pivotal to growing brand awareness, with a view to increasing our international penetration as well as preparing to enter other attractive countries in the EU. IMC is experienced at building productive relationships within the retail pharmacy channel and have already formed partnerships with trusted cultivators for product fulfillment. With $193.5 million in revenue and expected gross margins of 50% secured through binding agreements over the past two months in Israel and now purchase commitments in Europe's largest market, we have made meaningful strides towards our long-term success. Our strategy will continue to unfold in the coming months as we expand our network of partnerships to maximize the distribution of IMC-branded products in Germany."

Details of the Purchase Commitments and Sales Agreements

Through its EU-GMP certified subsidiary, Adjupharm, the Company has entered into two binding three-to-twelve month sales agreements with two pharmaceutical distributors in Germany. Each of the distributors has entered into individual purchase commitments under the respective sales agreements. The total quantity of medical cannabis under the Purchase Commitments is 360kg, with 340kg expected to be delivered in 2020.

The first shipment to distributors in Germany is expected in June 2020. Medical cannabis sold under these Purchase Commitments will be fulfilled primarily from the Company's EU-GMP certified supply partner in Europe.

The Purchase Commitments are the Company's first binding contracts for the sale of medical cannabis in Germany under the IMC brand. IMC has also previously announced that Focus Medical Herbs Ltd. has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50%. A total of 33,075kg of medical cannabis will be delivered in Israel between Q2 2020 and 2023, and 3,000kg of medical cannabis under the sales agreements is expected to reach pharmacies in 2020.

IMC Market Strategy in Germany

In 2019, IMC made a strategic decision to enter the German medical cannabis market as the first step in its international strategy, with the long-term goal of becoming the leading medical cannabis brand in the world.

Germany has many attributes that make it an attractive market with significant growth potential: (1) with a population of over 83 million people, the total addressable market for medical cannabis is very large and estimated to grow to €7.7 billion by 20281; (2) Germany currently has between 40,000 and 60,000 medical cannabis patients,2 making it the third largest medical cannabis market in the world; (3) the high rates of insurability and comparatively higher prices in Germany provide the opportunity for elevated profitability; (4) the physician and pharmacy driven distribution channel is consistent with the Company's ability to effectively form a network of long-term strategic partnerships; and (5) there are high barriers to entry into the German medical cannabis market, protecting the Company's competitive position.

In March 2019, IMC purchased an EU-GMP certified narcotic distributor, Adjupharm, with an experienced management team in place. Adjupharm allows IMC the ability to import cannabis into Germany from countries throughout the EU and resell medical cannabis to distributors and pharmacies. The Company has also secured supply from an EU-GMP certified facility to meet demand in Germany and sell products under the IMC brand. This supply arrangement is of critical strategic value to penetrating the medical cannabis market in Germany given recent quantity limitations placed on distributors in Germany from existing suppliers to that market.

Looking forward, IMC plans to enter into additional sales agreements with distributors across Germany. Ownership of retail pharmacies in Germany is highly fragmented and IMC's strategy is to become a trusted and consistent supplier of high quality medical cannabis products to distributors in order to maximize the footprint of its brand across the country. Like previously announced agreements, the Company's future sales agreements and purchase commitments are expected to be binding and with products to be sold under the IMC brand to maximize recognition among physicians, pharmacists and patients.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

1 THE EUROPEAN CANNABIS REPORT™ | 4TH EDITION Prohibition Partners

2 https://amp.handelsblatt.com/unternehmen/industrie/aok-tk-und-barmer-immer-mehr-deutsche-patienten-bekommen-cannabis-auf-rezept/23954602.html and https://hanfverband.de/nachrichten/pressemitteilungen/licht-und-viel-schatten-bei-cannabis-als-medizin

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to previously announced sales agreements, the expected amount of medical cannabis to be delivered under the Purchase Commitments and other previously announced sales agreements, the ability to source medical cannabis from third party suppliers to meet demand under the sales agreements and Purchase Commitments, the expected distribution plans for IMC-branded medical cannabis products, the future size of the German medical cannabis market and the Company's strategic plans, including but not limited to the ability of the Company to negotiate favourable terms with additional strategic distribution partners in Germany and other new markets and the reception and ability to gain traction with physicians, pharmacies and patients in Germany and other new markets.. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca